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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                       Date of Report: December 14, 2004

                              CEMEX, S.A. de C.V.
                              -------------------
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
              ------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F ___
          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X
     -----------         -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                   Contents

     1. Press release issued by CEMEX, S.A. de C.V., dated December 13, 2004, providing guidance with respect to its projected earnings for the fourth quarter of 2004 (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEMEX, S.A. de C.V.
                                     ------------------------------------------
                                               (Registrant)


Date:    December 13, 2004           By:       /s/ Rafael Garza
      ---------------------------       ---------------------------------------
                                               Name:  Rafael Garza
                                               Title: Chief Comptroller

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                                 EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
-----------           -----------

1 Press release issued by CEMEX, S.A. de C.V., dated December 13, 2004, providing guidance with respect to its projected earnings for the fourth quarter of 2004.

                                                                      EXHIBIT 1




 Media Relations              Investor Relations              Analyst Relations
   Jorge Perez                Abraham Rodriguez                 Ricardo Sales
(52 81) 8888-4334             (52 81) 8888-4262                (212) 317-6008


                                     CEMEX
                            Building the Future(TM)

                          CEMEX PROVIDES GUIDANCE FOR
                          THE FOURTH QUARTER OF 2004

MONTERREY, MEXICO, December 13, 2004 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending December 31, 2004 over US$560 million, an increase of 10% versus the year earlier period, while operating income is expected to reach US$390 million. EBITDA for the full year 2004 is expected to be about US$2.5 billion. For the fourth quarter, CEMEX expects to achieve revenue of more than US$1.9 billion, translating into full year revenue of close to US$8 billion.

Rodrigo Trevino, Chief Financial Officer, said: "We are pleased with our performance for the quarter and for the full year, as we expect to exceed our 2004 EBITDA guidance and to achieve our free cash flow target of US$1.4 billion. For 2005, our existing operations are expected to generate organic EBITDA growth in the mid single-digit range. This performance excludes the effect of the consolidation of RMC and its potential synergies in 2005. The mark-to-market of our derivatives position has improved by US$247 million since September 30, 2004 (from negative US$197 million to positive US$50 as of December 10, 2004), due mainly to the US Dollar-Sterling Pound and the Mexican Peso-US Dollar exchange rates, and the rise in Dollar interest rates".

For the fourth quarter, CEMEX Mexico's domestic gray cement volume is expected to be 3% higher than in the same quarter a year ago and is expected to be 2.5% higher for the full year versus 2003. Cement demand continues to be driven mainly by the public works and housing sectors, while the self-construction sector remains stable due to the impact of higher pricing in real terms of building material products versus last year.

Cement sales volumes for CEMEX's operations in the United States are expected to decrease 4% in the fourth quarter versus the same quarter of last year assuming normal winter weather conditions, translating into a full year increase of 7%. The expected decrease in volumes for the fourth quarter is explained by a very strong fourth quarter performance last year due to unusually benign December weather. During the year, the residential sector has been strong, as mortgage rates remain relatively low, while the recovery in the industrial and commercial sector continues to be a significant contributor to cement demand.

Cement sales volumes for CEMEX's operations in Spain are expected to remain flat versus fourth quarter of last year and increase 2% for the full year 2004 compared to 2003. The housing and public works sectors continue to be the primary source of cement demand.

Guidance numbers are calculated on the basis of market close exchange rates as of December 10, 2004.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

                                   -- ### --

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.